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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2006

                         COMMISSION FILE NUMBER 1--13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that this Report on Form 6-K contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the Company's financial performance and prospects, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the risks and factors that could cause actual results to differ materially are: the Company's ability to control Guangxi Yuchai Machinery Company Limited ("Yuchai"); the Company's ability to consolidate Yuchai's financial results; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; the Company's ability to successfully implement the agreement it reached with Yuchai in July 2003 and the reorganization agreement of April 2005, as amended in December 2005; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and the effects of China becoming a member of the World Trade Organization. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC under the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


OTHER EVENTS

1.   Announcement of 2005 Performance

     On February 28, 2006 in Singapore, the Company issued a news release announcing its unaudited consolidated financial results for the year ended December 31, 2005. A copy of the news release dated February 28, 2006 is attached hereto as Exhibit 1.1 and is incorporated herein by reference.


2.   Thakral Corporation Ltd ("TCL")

     On February 16, 2006, the Company through its wholly-owned subsidiary, Venture Delta Limited, was allotted 87,860,288 new ordinary shares and 52,933,440 convertible bonds in the capital of TCL, for an aggregate cash consideration of S$49,375,575.04 (US$30,236,114.54). With this acquisition, the Company has increased its beneficial shareholding in TCL from its current level of 15.99% to 19.36% (assuming no conversion of the bonds).

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3.   Reorganization Agreement

As disclosed in the Form 6-K filed by the Company on December 6, 2005, the termination date for the Reorganization Agreement among the Company, Yuchai and Coomber Investments Limited has been extended through December 31, 2006. Given this extension, Yuchai has advised the Company that it has notified Credit Suisse that the appointment of Credit Suisse as financial advisor to Yuchai has been terminated pending Yuchai's ongoing review of the implementation of the corporate reorganization contemplated in the Reorganization Agreement.


EXHIBITS

1.1  News release of the Company dated February 28, 2006.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: February 28, 2006


                                   CHINA YUCHAI INTERNATIONAL LIMITED


                                   By:    /s/ Philip Ting Sii Tien
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                                   Name:  Philip Ting Sii Tien
                                   Title: Chief Financial Officer and Director

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                                  EXHIBIT INDEX


1.1  News release of the Company dated February 28, 2006.